Consent of Independent Registered Public Accounting Firm

The Board of Directors of General Electric Company and
The Unitholders and Board of Trustees of the GE RSP Funds:

We consent to the use of our report, dated February 20, 2014, with respect to the statements of assets and liabilities for the GE RSP U.S. Equity Fund and GE RSP Income Fund as of December 31, 2013, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended and the financial highlights for each of the years in the five-year period then ended, incorporated by reference in the Registration Statement on Form S-8 of General Electric Company, which report appears in the December 31, 2013 annual report on Form N-CSR of GE RSP U.S. Equity Fund, and GE RSP Income Fund, as filed with the SEC on February 28, 2014.

/s/ KPMG LLP

Boston, Massachusetts
March 2, 2015